Exhibit (k)(1)
EMPLOYMENT AGREEMENT
     THIS AGREEMENT, effective as of the date of the consummation of the initial public offering of common stock by Main Street Capital Corporation (the “Effective Date”), is between Main Street Capital Corporation, a Maryland corporation (the “Company”), and Todd A. Reppert, a resident of Harris County, Texas (the “Executive”).
     1. Employment Term. The Company hereby agrees to employ the Executive, and the Executive hereby agrees to accept such employment, beginning on the Effective Date for a term ending on December 31, 2010, subject to earlier termination as provided in Section 6 hereof (such term being herein referred to as the “term of this Agreement”). The Executive agrees to accept such employment and to perform the services specified herein, all upon the terms and conditions hereinafter stated.
     2. Duties. The Executive shall serve the Company and shall report to the Chairman of the Board and Chief Executive Officer and also be subject to the general direction and control of the Board of Directors of the Company. The Executive shall faithfully, diligently and to the best of the Executive’s ability, perform the management and administrative duties of the President and Chief Financial Officer of the Company. The Executive shall also serve as an officer of any subsidiary of the Company as requested by the Company, and the Executive shall perform such other duties as are from time to time assigned to him by the Company’s Board of Directors that are not inconsistent with the provisions hereof. The Executive represents and warrants to the Company that the Executive is not subject to any obligation to any third party that would restrict or interfere with the Executive’s ability to perform hereunder.
     3. Extent of Service. The Executive shall devote his full business time and attention to the business of the Company, and, except as may be specifically permitted by the Company, shall not be engaged in any other business activity during the term of this Agreement. The foregoing shall not be construed as preventing the Executive from (i) making passive investments in other businesses or enterprises, (ii) serving on boards of directors of other public or non-public companies, or (iii) engaging in other civic, charitable and business activities; provided, however, that such investments and activities will not require services on the part of the Executive which would in any way impair the performance of his duties under this Agreement. This Section 3 shall not apply to the Executive’s investment in or activities with Main Street Capital II, LP (“MSC II”), a separate small business investment company (“SBIC”).
     4. Compensation.
     (a) Base Salary. During the term of this Agreement, the Company shall pay the Executive an annual salary of not less than $311,250, with an annual target increase of 5%. The Executive’s salary and benefits will be reviewed annually, and any increase therein shall remain at the sole discretion of the Company, acting through the Compensation Committee of its Board of Directors (the “Committee”). The salary set forth herein shall not be subject to reduction and shall be payable in accordance with the payroll policies of the Company in effect from time to time during the term of this Agreement. The Company shall have the right to deduct from any payment of all compensation to the Executive hereunder (i) any federal, state or local taxes required by law to be withheld with respect to such payments, and (ii) any other amounts specifically authorized to be withheld or deducted by the Executive.
     (b) Cash Bonus. The Executive will be eligible to receive cash bonus compensation from the Company in respect of any fiscal year (or portion thereof) beginning on or after January 1, 2008 occurring during the term of this Agreement at the discretion of the Committee. Determination of the annual performance-based cash bonus is within the sole discretion of the Committee, but in any case shall be based on the satisfaction of objective, reasonable and attainable performance criteria that would be pre-established by the Committee and communicated to the Executive, with a cash bonus target of base salary for applicable calendar years as follows: Calendar Year 2008 — 50%; Calendar Year 2009 — 60%; Calendar year 2010 — 70%. Cash bonuses shall be paid by March 15 of the calendar year following the year in which they were earned (i.e., calendar year 2008 bonus would be paid by March 15, 2009).
     5. Other Compensation and Benefits. In addition to the base salary under Section 4, the Executive shall be entitled to participate in the following benefits during the term of this Agreement:
     (a) Awards of Restricted Stock, as defined in the Company’s Equity Incentive Plan (the “Plan”), or other stock based compensation under the terms of the Plan and an applicable award agreement, as set forth below:
(i)	Upon the Company’s receipt of exemptive relief from the Securities and Exchange Commission regarding its ability, to award restricted stock to certain of its employees, and certain employees of its wholly owned subsidiaries (the “SEC Exemptive Relief”), and contingent on the receipt of such exemptive relief, the Company shall award the Executive 40,000 shares of restricted stock as soon as practicable after the receipt of SEC Exemptive Relief.

(ii)	Contingent on the continued effectiveness and applicability of the SEC Exemptive Relief, for each of calendar years 2009 and 2010, the Executive shall receive annual awards of Restricted Stock attributable to service during each of 2009 and 2010 with a value, on the date of the award, equal to 75% of annual base salary for the then current fiscal year, subject to the Committee’s discretion based on the satisfaction of objective, reasonable and attainable performance criteria as pre-established by the Committee and communicated to the Executive. The annual Restricted Stock awards shall be issued by March 15 of the calendar year following the year in which they were earned (i.e., calendar year 2009 award would be issued by March 15, 2010).

     The awards of Restricted Stock shall vest in four equal annual installments, subject to continued employment, beginning with the first anniversary of the date of grant and continuing on each of the second, third and fourth anniversary thereof. Such awards shall become immediately and fully vested upon the occurrence of a Change in Control as defined herein. If the SEC Exemptive Relief is not obtained, the Company shall provide an equitable substitution for the awards of Restricted Stock described in this subsection 5(a), the form of equitable substitution to be determined by the Committee.
     (b) Four weeks of paid vacation in each calendar year, subject to the Company’s personnel policies respecting such matters.
     (c) Participation in the Company’s group health and hospitalization program, and inclusion in such other employee benefits, as are available generally to executive-level employees of the Company.
     (d) Reimbursement for travel, lodging and other out-of-pocket expenses reasonably incurred by the Executive in the exercise of the Executive’s duties under this Agreement which are substantiated in accordance with the Company’s policies as to reimbursement.
     (e) Insurance coverage pursuant to the terms and subject to the limitations that are available generally to executive-level employees of the Company (including life insurance or disability benefit coverage).
     6. Termination.
     (a) Death. If the Executive dies during the term of this Agreement and while in the employ of the Company, this Agreement shall automatically terminate and the Company shall have no further obligation to the Executive or his estate except that the Company shall pay the Executive’s estate (i) that portion of the Executive’s base salary under Section 4(a) accrued through the date on which the Executive’s death occurred, (ii) a pro rata amount of the target annual cash bonus described in Section 4(b) above, based on the number of days the Executive was employed in the year in comparison to 365, and (iii) all benefits payable under the governing provisions of any benefit plan or program of the Company. Such payment of base salary and bonus to the Executive’s estate shall be made in the same manner and at the same times as they would have been paid to the Executive had he not died. In addition, any previously unvested shares of Restricted Stock or other stock-based compensation shall immediately become fully vested.
     (b) Disability. If during the term of this Agreement, the Executive shall be prevented from performing his duties hereunder by reason of disability, and such disability shall continue for a period of six months, then the Company may terminate the Executive’s employment under this Agreement (subject to continuing any benefits provided for in the Agreement) at any time after the expiration of such six-month period. For purposes of this Agreement, the Executive shall be deemed to have become disabled when the Company, upon the advice of a qualified physician, shall have determined that the Executive is unable to perform his responsibilities and duties for the Company by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months. In the event of a termination pursuant to this paragraph (b), the Company shall be relieved of all its obligations under this Agreement, except that the Company shall pay to the Executive (or his estate in the event of his subsequent death), (i) the Executive’s base salary under Section 4(a) through the date on which such termination shall have occurred, reduced during such period by the amount of any benefits received under any disability policy maintained by the Company, (ii) a pro rata amount of the target annual cash bonus described in Section 4(b) above, based on the number of days the Executive was employed in the year in comparison to 365, and (iii) all benefits payable under the governing provisions of any benefit plan or program of the Company. All such payments to the Executive or his estate shall be made in the same manner and at the same times as they would have been paid to the Executive had he not become disabled. In addition, any previously unvested shares of Restricted Stock or other stock-based compensation shall immediately become fully vested.
     (c) Discharge for Cause. Prior to the end of the term of this Agreement, the Company may discharge the Executive for Cause and terminate this Agreement. In such case this Agreement shall automatically terminate and the Company shall have no further obligation to the Executive or his estate other than to pay to the Executive (or his estate in the event of his subsequent death) that portion of the Executive’s salary accrued through the date of termination.
     For purposes of this Agreement, the Company shall have “Cause” to discharge the Executive or terminate the Executive’s employment hereunder upon (i) the Executive’s conviction of any felony or any other crime involving moral turpitude, (ii) the Executive’s repeated failure or refusal to perform all of his duties, obligations and agreements herein contained or imposed by law, including his fiduciary duties, to the reasonable satisfaction of the Company’s Board of Directors, (iii) the Executive’s commission of acts amounting to gross negligence or willful misconduct to the material detriment of the Company, or (iv) the Executive’s material breach of any provision of this Agreement or uniformly applied provisions of the Company’s employee handbook or other personnel policies, including without limitation, its Code of Ethics. Such determination of “Cause” shall be reasonably made in good faith by the Company’s Board of Directors, and in the event of circumstances described in clause (ii) or (iv) of the immediately preceding sentence, the Board shall give written notice to the Executive specifying such circumstances and providing a period of 30 days in which the Executive shall be allowed to cure such circumstances.
     Any such termination by virtue of this paragraph (c) shall not prejudice any remedy that the Company may have at law, in equity, or under this Agreement, for breach hereof by the Executive.
     (d) Discharge Without Cause. Prior to the end of the term of this Agreement, the Company may discharge the Executive without Cause (as defined in paragraph (c)

above) and the Executive may terminate employment for “Good Reason” (as defined below). In either such case, the Company shall have no further obligation to the Executive or his estate, except that the Company shall continue to pay to the Executive (or his estate in the event of his subsequent death), (i) the Executive’s combined base salary plus the target cash bonus award applicable to the year in which termination occurs (both to be determined as described in Section 4 herein) for a period of 24 months following the date of discharge, (ii) a pro rata amount of the maximum annual target bonus described in Section 4(b) herein for the year of termination, based on the number of days the Executive was employed in the year in comparison to 365, payable within sixty days following the end of the calendar year in which termination occurs, (iii) all benefits payable under the governing provisions of any benefit plan or program of the Company and (iv) any previously unvested shares of Restricted Stock or other stock-based compensation shall immediately become fully vested. In addition, if following the date of such discharge, the Executive becomes eligible to elect continuation coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) and properly elects such coverage, the Company shall reimburse the Executive or pay on the Executive’s behalf the amount of the premiums under COBRA for the Company’s group health and hospitalization insurance coverage then in effect as of the date of discharge, for so long as he remains eligible for COBRA coverage, or until expiration of the term of this Agreement (whichever is longer). All payments to the Executive or his estate pursuant to this Section 6(d) shall be made in the same manner and at the same times as they would have been paid to the Executive had he not been discharged. For purposes of this Agreement, “Good Reason” means any of the following conditions or events that results in the Executive’s termination of employment within two years following the initial existence of one or more of the following conditions arising without the Executive’s consent:
(i)	a material diminution in the Executive’s base salary or target bonus;

(ii)	a material diminution in the Executive’s authority, duties, or responsibilities, specifically excluding whether the Executive is a member of the Board of Directors of the Company;

(iii)	the implementation of a requirement that the Executive report to a corporate officer or employee instead of reporting directly to Chairman of the Board of Directors and Chief Executive Officer and under the general direction of the Board of Directors of the Company;

(iv)	a material change in the geographic location at which the Executive must perform the services, which is currently Houston, Texas; or

(v)	any other action or inaction that constitutes a material breach by the Company of this Agreement, which would include a decision not to assume the terms of this agreement by any successor of the Company.
For the Executive’s termination to constitute a termination for “Good Reason”, the Executive must provide notice to the Company of the existence of one of the conditions listed in this Section 6 within a period not to exceed 90 days of the Executive’s initial knowledge of the condition, upon the notice of which the Company must be provided a period of at least 30 days during which it may remedy the condition and not be required to pay the compensation and other benefits discussed above.
     (e) Termination in Connection with a Change in Control. If following a Change in Control, the Executive voluntarily terminates his employment for Good Reason or the Executive is discharged without Cause, in either case during the term of this Agreement or within 12 months following the Change in Control, whichever is later, then the Company shall have no further obligation to the Executive or his estate, except that the Company shall pay to the Executive (or his estate in the event of his subsequent death), (i) a lump-sum payment payable within 30 days following such termination equal to three times the Executive’s annual base salary plus target cash bonus award for the year in which termination occurs (as described in Section 4 herein), (ii) a pro rata amount of the annual target cash bonus described in Section 4(b) above for the year of termination, based on the number of days the Executive was employed in the year in comparison to 365, payable within sixty days following the end of the calendar year in which termination occurs, (iii) all benefits then payable under the governing provisions of any benefit plan or program of the Company, and (iv) any previously unvested shares of Restricted Stock or other stock-based compensation shall immediately become fully vested. In addition, if following the date of such resignation or discharge, the Executive becomes eligible to elect continuation coverage under COBRA and properly elects such coverage, the Company shall reimburse the Executive or pay on the Executive’s behalf the amount of the premiums under COBRA for the Company’s group health and hospitalization insurance coverage then in effect, in each case for so long as he remains eligible for COBRA coverage, or until expiration of the term of this Agreement (whichever is longer). All payments to the Executive or his estate pursuant to this Section 6(e) shall be made in the same manner and at the same times as they would have been paid to the Executive had he not resigned or been discharged.
As a condition to making any such payments under this paragraph (e) or paragraph (d) above, the Executive shall execute and deliver to the Company the Executive’s release of all claims against the Company and its Affiliates, other than the right to receive such payments, in the form and substance reasonably acceptable to the Company. For purposes of this Agreement, an “Affiliate” of an entity is a person that directly or indirectly controls, is under the control of or is under common control with such entity. No such termination pursuant to this paragraph (e) will relieve the Executive of his obligations under Section 7 hereunder.
For purposes of this Agreement, a “Change in Control” occurs when (in accordance of the Internal Revenue Code of 1986, as amended, and applicable Treasury authorities

(“Section 409A”)): (i) Any one person, or more than one person acting as a group (as defined in Section 409A) acquires ownership of capital stock of the Company that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the capital stock of the Company (provided that an increase in the percentage of capital stock owned by any one person, or persons acting as a group, as a result of a transaction in which the Company acquires its capital stock in exchange for property will be treated as an acquisition of capital stock for purposes of this section); (ii) any one person, or more than one person acting as a group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of capital stock of the Company possessing 30 percent or more of the total voting power of the capital stock of the Company; (iii) a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of such appointment or election; or (iv) any one person has acquired or more than one person has acting as a group has acquired (or during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For purposes of clause (iv) in the immediately preceding sentence, gross fair market value means the value of the assets of the Company or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. A transfer of assets by the Company is not treated as a change in the ownership of such assets if the assets are transferred to: (a) a shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its capital stock; (b) an entity, 50 percent or more of the total value or voting power of which is owned, directly or indirectly, by the Company; (c) a person, or more than one person acting as a group, that owns, directly or indirectly, 50 percent or more of the total value or voting power of all the outstanding capital stock of the Company; or (d) an entity, at least 50 percent of the total value or voting power of which is owned, directly or indirectly, by a person described in the immediately preceding clause (c).
     7. Restrictive Covenants.
(a) Covenant not to compete. The parties hereto recognize that the Executive is retained by the Company as part of a professional, management and executive staff of the Company whose duties include the formulation and execution of management policy. Therefore, the Executive hereby agrees that during the term of his employment hereunder and for a period of 12 months after the Executive’s voluntary termination of employment or termination of employment pursuant to Section 6(d) (the “Initial Non-Compete Period”), he shall not act or engage in material competition with the activities of or plans of the Company as they exist up to the time of the Executive’s termination of employment. “Material competition” by the Executive shall mean the involvement by the Executive in any business or investment activity involving providing financing solutions to lower middle market companies (i.e., companies with annual revenues between $10 million to $100 million) within the United States, including, but not limited to an involvement as an employee, consultant, advisor, agent, shareholder, independent contractor, investor, partner, member, owner or otherwise; provided, however, that the Executive shall be permitted to acquire a passive stock interest in such a business provided the stock acquired is publicly traded and is not more than 2% of the outstanding interest in such business. In addition, “material competition” will specifically not include the investment in or purchase of one lower middle market business and will also specifically not include involvement in the investment activities of MSC II or other SBIC funds managed by the Company. For purposes of this Section 7, “Company” includes the Company and any Affiliate. Additionally, if the Executive is terminated pursuant to Section 6(d), the Executive will also not engage in material competition with the Company after the Initial Non-Compete Period while he is receiving the monthly severance payments provided for in Section 6(d); provided however, that the Executive will be allowed to engage in material competition with the Company after the Initial Non-Compete Period upon providing written notification to the Company at which time he will begin receiving only 50% of the remaining monthly severance payments provided for in Section 6(d).
The Executive understands that the provisions of Section 7 hereof may limit his ability to earn a livelihood in a business similar to the business in which he is involved, but as a member of the management group of the Company he nevertheless agrees and hereby acknowledges that (i) such provisions do not impose a greater restraint than is necessary to protect the goodwill, trade secrets or other business interests of the Company; (ii) such provisions contain reasonable limitations as to time, scope of activity, and geographical area to be restrained; and (iii) the consideration provided hereunder, including without limitation, any amounts or benefits provided under Section 6 hereof, is sufficient to compensate the Executive for the restrictions contained in Section 7 hereof. In consideration of the foregoing and in light of the Executive’s education, skills and abilities, the Executive agrees that he will not assert that, and it should not be considered that, any provisions of Section 7 otherwise are void, voidable or unenforceable or should be voided or held unenforceable.
If, at the time of enforcement of Section 7 of this Agreement, a court shall hold that the period, scope, or area restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area and that the court shall revise the restrictions contained herein to cover the maximum period, scope and area permitted by law. In the event of an alleged breach or violation by the Executive of this Section 7, the applicable Initial Non-Compete Period set forth in this Section shall be tolled until such breach or violation has been cured.
(b) Confidential Information; Copyrightable Material. The Executive acknowledges that in the course of his employment by the Company he shall receive and access certain trade secrets, management methods, financial and accounting data (including, but not limited to, reports, studies, analyses, spreadsheets and other materials and information), operating techniques, prospective acquisitions, employee lists, training manuals and procedures, personnel evaluation procedures, and other confidential information and knowledge concerning the business of the Company and its Affiliates (hereinafter collectively referred to as “Confidential Information”) which the Company desires to protect. The Executive understands that the Confidential Information is confidential and he agrees not to reveal the Confidential Information to anyone outside the Company so long as the confidential or secret nature of the Confidential Information shall continue, except as required by law or legal process. The Executive further agrees that, for a period of 18 months after termination, he will at no time use the Confidential Information in competing with, or to assist any other person or entity in competing with, the Company. Upon termination of this Agreement, the Executive shall surrender to the Company all papers, documents, writings and other property produced by him or coming into his possession by or through his employment or relating to the Confidential Information and the Executive agrees that all such materials will at all times remain the property of the Company. The Executive acknowledges that all materials and other copyrightable works and subject matter (regardless of whether or not constituting “Confidential Information”) produced by the Executive within the scope of his employment (regardless of whether or not denoted as copyrighted material) shall be deemed “works made for hire” and shall be owned by and proprietary to the Company and may not be used or reproduced in whole or in part without the Company’s prior written consent. Notwithstanding, the provisions of this Section 7 (a), the protection of Confidential Information shall not apply to any such Confidential Information that relates to information, techniques or relationships of the Executive that were in existence prior to the Executive becoming an employee of Main Street Capital Partners, LLC or its affiliates (“MSCP Affiliates”).
(c) Non-Solicitation Period. During the 18-month period following the Executive’s termination of employment for any reason (the “Non-Solicitation Period”), the Executive will not without the Company’s Board of Directors’ consent, which may be withheld for any or no reason, solicit, induce or influence, or seek to induce or influence, directly or indirectly, any person who currently is, or from time to time may be, engaged in or employed by the Company (as an officer, director, employee, agent or independent contractor) in any managerial or executive or technical position to terminate his or her employment or engagement by the Company. During the Non-Solicitation Period, the Executive will also not solicit any person for any reason, other than the direct benefit of the Company, who is an executive, officer or owner of any portfolio company, who is an investor or limited partner in any MSCP Affiliate, or who is a co-investor in investments with the company or MSCP Affiliates. Notwithstanding, the provisions of this Section 7 (b), these non-solicitation provisions shall not apply to any relationships of the Executive that were in existence prior to the Executive becoming an employee of MSCP Affiliates.
(d) Consideration. Each of the covenants of this Section 7 are given by the Executive as part of the consideration for this Agreement and as an inducement to the Company to enter into this Agreement and accept the obligations hereunder. The Executive has had adequate time to consider these covenants and to consult with an attorney or other advisor concerning them. The Executive acknowledges that he understands these covenants and agrees to them freely and voluntarily.

     8. Remedies. The parties recognize that the services to be rendered under this Agreement by the Executive are special, unique, and of extraordinary character, and that in the event of the breach by the Executive of the covenants contained in Section 7 hereof, the Company may suffer irreparable harm as a result. The parties therefore agree that, in the event of any breach or threatened breach of any of such covenants, the Company shall be entitled to specific performance or injunctive relief, or both, and may, in addition to and not in lieu of any claim or proceeding for damages, institute and prosecute proceedings in any court of competent jurisdiction to enforce through injunctive relief such covenants. In addition, the Company may, if it so elects, suspend (if applicable) any payments due under this Agreement pending any such breach and offset against any future payments the amount of the Company’s damages arising from any such breach. The Executive agrees to waive and hereby waives any requirement for the Company to secure any bond in connection with the obtaining of such injunction or other equitable relief.
     9. Excise or Other Tax Liability. Notwithstanding anything in this Agreement to the contrary, in the event it shall be determined that any payment or distribution by the Company to the Executive or for his benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (a “Payment”), would be subject to the excise tax imposed by Section 4999 of the Code, or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest or penalties, are hereinafter collectively referred to as the “Excise Tax”), the Company shall pay to the Executive an additional payment (a “Gross-up Payment”) in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax, imposed on any Gross-up Payment, the Executive retains an amount of the Gross-up Payment equal to the Excise Tax imposed upon the Payment. All determinations required to be made under this Section 9 shall be made by the Company’s registered independent public accounting firm (the “Accounting Firm”). The Accounting Firm shall provide detailed supporting calculations both to the Company and the Executive. All fees and expenses of the Accounting Firm shall be borne solely by the Company. Absent manifest error, any determination by the Accounting Firm shall be binding upon the Company and the Executive. The intent of this provision is for the Executive to be fully reimbursed by the Company for any Excise Tax that may be due from payments pursuant to the applicable terms of this Agreement.
     10. Indemnification. During and after the term of this Agreement, the Company shall indemnify the Executive to the fullest extent permitted by applicable law (including reimbursement of reasonable attorney’s fees) for any action or inaction as an officer, director or fiduciary of the Company, any Affiliate or any benefit plan of either. In addition, during and after the stated term of this Agreement, the Company shall cover the Executive under directors’ and officers’ liability insurance to the greatest extent any other officer or director is covered.
     11. Notices. All notices, requests, consents and other communications under this Agreement shall be in writing and shall be deemed to have been delivered on the date personally delivered or three business days after the date mailed, postage prepaid, by certified mail, return receipt requested, or when sent by electronic means or facsimile and receipt is confirmed, if addressed to the respective parties as follows:

If to the Executive:	Todd A. Reppert 718 West Creekside Drive Houston, TX 77024

If to the Company:	Main Street Capital Corporation 1300 Post Oak Blvd., Suite 800 Houston, TX 77056 Attn: Chairman, Compensation Committee of the Board of Directors
Either party hereto may designate a different address by providing written notice of such new address to the other party hereto.
     12. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
     13. Assignment. This Agreement may not be assigned by the Executive or the Company. Neither the Executive nor his estate shall have any right to commute, encumber or dispose of any right to receive payments hereunder, it being agreed that such payments and the right thereto are nonassignable and nontransferable.
     14. Binding Effect. Subject to the provisions of Section 13 of this Agreement, this Agreement shall be binding upon and inure to the benefit of the parties hereto, the Executive’s heirs and personal representatives, and the successors and assigns of the Company.
     15. Captions. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     16. Complete Agreement. This Agreement represents the entire agreement between the parties concerning the subject hereof and supersedes all prior agreements and arrangements between the parties concerning the subject matter hereof.
     17. Governing Law; Venue. A substantial portion of the Executive’s duties under this Agreement shall be performed at the Company’s corporate headquarters in Houston, Texas, and this Agreement has been substantially negotiated and is being executed and delivered in the State of Texas. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Texas. Any suit, claim or proceeding arising under or in connection with this Agreement or the employment relationship evidenced hereby must be brought, if at all, in a state district court in Harris County, Texas or federal district court in the Southern District of Texas, Houston Division. Each party submits to the jurisdiction of such courts and agrees not to raise any objection to such jurisdiction or venue.
     18. Survival. The provisions of Sections 6 through 21 shall survive any termination of this Agreement or the employment relationship of the Company and the Executive.

     19. Counterparts. This Agreement may be executed in multiple original counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     20. Section 409A Compliance. The Executive and the Company agree that this Agreement is intended to comply with Section 409A and that any ambiguous provision will be construed in a manner that is compliant with or exempt from the application of Section 409A. The Executive and the Company agree that if a provision of the Agreement would result in the imposition of an applicable tax under Section 409A, such provision may be reformed to avoid imposition of the applicable tax and no action taken to comply with Section 409A shall be deemed to impair a benefit under this Agreement.
     21. Specified Employees. If the Executive is a “specified employee,” as such term is defined in Section 409A and determined as described below in this Section 21, any payments payable as a result of the Executive’s termination (other than death) shall not be payable before the earlier of (i) the date that is six months after the Executive’s termination, (ii) the date of the Executive’s death, or (iii) the date that otherwise complies with the requirements of Section 409A. This Section 21 shall be applied by accumulating all payments that otherwise would have been paid within six months of the Executive’s termination and paying such accumulated amounts at the earliest date which complies with or is exempt from the application of the requirements of Section 409A. The Executive shall be a “specified employee” for the twelve-month period beginning on April 1 of a year if the Executive is a “key employee” as defined in Section 416(i) of the Internal Revenue Code (without regard to Section 416(i)(5)) as of December 31 of the preceding year or using such dates as designated by the Committee in accordance with Section 409A and in a manner that is consistent with respect to all of the Company’s nonqualified deferred compensation plans. For purposes of determining the identity of specified employees, the Committee may establish procedures as it deems appropriate in accordance with Section 409A.
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

Main Street Capital Corporation
By:
Chairman, Compensation Committee of
the Board of Directors

Todd A. Reppert

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